June 27, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11787)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, LQR House Inc. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11787), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2022. The Offering Statement relates to the public offering of Common Stock (the “Securities”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that there is insufficient investor interest in the securities covered by the Offering Statement to warrant the consummation of the offering. As of the date of this request, the Company has not sold any Securities pursuant to the Offering Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Should you have any questions regarding these matters, please contact our counsel Jeanne Campanelli of CrowdCheck Law LLP at (646) 703-3723.

Sincerely,

/s/ Angela Kattoula
Angela Kattoula
CEO